EXHIBIT 99.1

Trilogy International Partners Inc. Reports Fourth Quarter and Full Year 2018 Results

  New Zealand Adjusted EBITDA for the fourth quarter increased 24% year over year, despite a foreign exchange impact of 4%, driven by reducing churn and normalizing operating expenses.
  Fourth quarter consolidated blended ARPU was stable year-over-year driven by continued customer mix shift to postpaid as well as strong customer demand for data: Data consumption per subscriber in New Zealand and Bolivia increased 73% and 43%, respectively, for the quarter.
  Revenue headwinds in Bolivia continued due to on-going price-based competition. Our efforts in Bolivia remain focused on balancing subscriber retention, profitability and driving LTE adoption.
  Nearly ubiquitous LTE network coverage in our consolidated networks: LTE sites in New Zealand and Bolivia now cover 99% and 90% of their networks, respectively.

BELLEVUE, Wash., March 27, 2019 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the fourth quarter of 2018.

“We are pleased with our results for both the fourth quarter and the year,” said Brad Horwitz, President and CEO. “In New Zealand, we entered the year with the primary objectives of regaining our momentum in postpaid and normalizing operating expenses. We are encouraged by our progress on both fronts. As a result, we exceeded our original guidance on the Adjusted EBITDA line. Our strategy is working and we expect this strong growth to continue into 2019.”

“In Bolivia, our fourth quarter and full year results were slightly better than our expectations. Revenue headwinds continue in the market due to on-going price-based competition. We continue to look at a number of operational and strategic alternatives. In this regard, we are pleased with the tower sale announced earlier this quarter and will remain opportunistic as it relates to maximizing shareholder value.”

Consolidated Financial Highlights

		Three Months Ended December 31,			Twelve Months Ended December 31,
		(unaudited)
	(US dollars in millions unless otherwise noted)	2018	2017	% Chg	2018	2017	% Chg

	Total revenues	207.0	202.5	2%	798.2	778.9	2%

	Service revenues	139.0	143.5	(3%)	576.6	600.1	(4%)

	Net loss(1)	(4.2)	(2.4)	(78%)	(31.7)	(30.1)	(6%)

	Adjusted EBITDA(2)	37.0	32.9	12%	144.7	150.4	(4%)
	Adjusted EBITDA margin(2)	26.6%	22.9%	n/m	25.1%	25.1%	n/m

	n/m - not meaningful
	Notes:
(1)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations has been replaced with Net loss.
(2)	These are Non-GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

	Certain amounts in prior year periods relating to the imputed discount on Equipment Installment Plan ("EIP") receivables have been reclassified from Other, net to Non-subscriber international long distance and other revenues on our Consolidated Statements of Operations and Comprehensive loss, to conform to the current year’s presentation. See “About this earnings release” below for further detail.

Strategic Highlights

Tower Sales and Lease Back Transaction

On February 15, 2019, TIP Inc. announced that its Bolivian subsidiary, NuevaTel, entered into an agreement to sell approximately 600 of NuevaTel’s towers to Phoenix Tower International (“PTI”). On February 26, 2019, TIP Inc. announced that NuevaTel had completed the initial closing with PTI and that 400 towers had been conveyed for cash consideration of $65 million. NuevaTel anticipates that it will receive approximately US$100 million in cash once all of the towers are conveyed to PTI. NuevaTel also expects its operating expenses to increase by approximately $8 million on an annual run rate basis, once all anticipated closings have occurred.

Conference Call Information

Call Date: Thursday, March 28, 2019
Call Time: 10:30 a.m. (PT)

US Toll Free: 1-844-826-3035
Canada Toll Free: 1-855-669-9657
International Toll: 1-412-317-5144

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10127166

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017 (the “Arrangement”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization. Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed Trilogy International Partners Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided here is for TIP Inc. as of December 31, 2018.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data, and networking for New Zealand consumers, businesses, and governments.

About this earnings release

This earnings release contains information about our business and performance for the three and twelve months ended December 31, 2018, as well as forward-looking information about our 2019 fiscal year and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with GAAP. In our discussion, we also use certain Non-GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

Beginning with the second quarter of 2018, the amortization of imputed discount on EIP receivables has been reclassified from Other, net and is now included as a component of Non-subscriber international long distance and other revenues on our Consolidated Statements of Operations and Comprehensive Loss. This presentation provides a clearer representation of amounts earned from the Company’s ongoing operations and aligns with industry practice, thereby enhancing comparability. We applied this reclassification to all periods presented in this release. Amortization of imputed discount included within Non-subscriber international long distance and other revenues was $0.6 million and $0.5 million for the three months ended December 31, 2018 and 2017, respectively, and $2.4 million and $2.1 million for the twelve months ended December 31, 2018 and 2017, respectively. This change had no impact on net loss for any period presented.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	December 31, 2018		December 31, 2017		% Change
End of period NZD to USD exchange rate	0.67		0.71		(5%)

	Three Months Ended December 31, (unaudited)			Twelve Months Ended December 31,
	2018	2017	% Change	2018	2017	% Change
Average NZD to USD exchange rate	0.67	0.70	(4%)	0.69	0.71	(3%)

Amounts for subtotals, totals and percentage changes included in tables in this release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Annual Financial Statements and related notes or Consolidated Financial Statements and related notes for the period ended December 31 are a result of rounding. Information is current as of March 27, 2019, and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, Management’s Discussion and Analysis for the year ended December 31, 2018 (“MD&A”), Annual Information Form for the year ended December 31, 2018 (“AIF”), and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

		Three Months Ended December 31,			Twelve Months Ended December 31,
		(unaudited)
	(US dollars in millions unless otherwise noted)	2018	2017	% Chg	2018	2017	% Chg

	Revenues
	New Zealand	148.3	143.1	4%	556.4	520.0	7%
	Bolivia	58.5	59.2	(1%)	240.9	258.4	(7%)
	Unallocated Corporate & Eliminations	0.2	0.1	73%	0.8	0.4	96%
	Total revenues	207.0	202.5	2%	798.2	778.9	2%

	Total service revenues	139.0	143.5	(3%)	576.6	600.1	(4%)

	Net loss(1)	(4.2)	(2.4)	(78%)	(31.7)	(30.1)	(6%)

	Adjusted EBITDA
	New Zealand	25.8	20.9	24%	90.4	85.3	6%
	Bolivia	13.4	15.4	(13%)	65.5	76.5	(14%)
	Unallocated Corporate & Eliminations	(2.2)	(3.4)	34%	(11.2)	(11.4)	2%
	Adjusted EBITDA(2)	37.0	32.9	12%	144.7	150.4	(4%)
	Adjusted EBITDA margin(2)	26.6%	22.9%	n/m	25.1%	25.1%	n/m

	Cash provided by operating activities	45.5	34.5	32%	74.6	65.0	15%

	Capital expenditures(3)	24.7	36.2	(32%)	82.9	92.4	(10%)
	Capital intensity	18%	25%	n/m	14%	15%	n/m
	n/m - not meaningful
	Notes:
(1)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations has been replaced with Net loss.
(2)	These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)	Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Results of Our Business Segments

New Zealand

Financial Results

		Three Months Ended December 31,			Twelve Months Ended December 31,
		(unaudited)
	(US dollars in millions unless otherwise noted)	2018	2017	% Chg	2018	2017	% Chg

	Revenues
	Wireless service revenues	64.8	67.3	(4%)	265.9	274.2	(3%)
	Wireline service revenues	15.8	14.4	10%	61.8	57.1	8%
	Non-subscriber ILD and other revenues	2.0	3.1	(37%)	11.6	13.6	(15%)
	Total service revenues	82.5	84.8	(3%)	339.4	344.9	(2%)
	Equipment sales	65.7	58.4	13%	217.0	175.1	24%
	Total revenues	148.3	143.1	4%	556.4	520.0	7%

	Adjusted EBITDA	25.8	20.9	24%	90.4	85.3	6%
	Adjusted EBITDA margin(1)	31.3%	24.6%	n/m	26.6%	24.7%	n/m

	Capital expenditures(2)	17.2	16.0	7%	53.1	53.9	(2%)
	Capital intensity	21%	19%	n/m	16%	16%	n/m

Subscriber Results

		Three Months Ended December 31,			Twelve Months Ended December 31,
		(unaudited)
	(Thousands unless otherwise noted)	2018	2017	% Chg	2018	2017	% Chg

	Postpaid
	Gross additions	25.4	27.4	(7%)	96.3	90.0	7%
	Net additions	12.5	5.5	128%	34.1	23.8	44%
	Total postpaid subscribers	430.2	396.0	9%	430.2	396.0	9%
	Prepaid
	Net additions (losses)	26.7	(14.6)	283%	(59.6)(3)	(41.5)	(44%)
	Total prepaid subscribers	965.4	1,025.1	(6%)	965.4	1,025.1	(6%)
	Total wireless subscribers	1,395.6	1,421.1	(2%)	1,395.6	1,421.1	(2%)

	Wireline
	Gross additions	8.7	5.4	60%	31.6	27.2	16%
	Net additions	4.0	1.4	190%	13.2	12.8	3%
	Total wireline subscribers	81.8	68.5	19%	81.8	68.5	19%
	Total subscribers	1,477.4	1,489.7	(1%)	1,477.4	1,489.7	(1%)

	Monthly blended wireless ARPU ($, not rounded)	15.69	15.74	(0%)	15.74	15.98	(2%)
	Monthly postpaid wireless ARPU ($, not rounded)	33.25	35.22	(6%)	34.48	36.36	(5%)
	Monthly prepaid wireless ARPU ($, not rounded)	7.72	7.68	1%	7.60 (3)	7.79	(2%)
	Blended wireless churn	2.2%	3.2%	n/m	2.9%(3)	3.2%	n/m
	Postpaid churn	1.4%	2.1%	n/m	1.5%	1.7%	n/m
	n/m - not meaningful
	Notes:
(1)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)	Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.
(3)	Includes approximately 37 thousand deactivations of prepaid wireless subscribers in the year ended December 31, 2018 relating to the 2G network shutdown that occurred during the three months ended March 31, 2018. Exclusive of these deactivations resulting from the 2G network shutdown, prepaid net losses would have been 23 thousand, blended wireless churn would have been 2.66% and monthly prepaid wireless ARPU would have been $7.46 for the year ended December 31, 2018.

Revenues

Our total revenues in New Zealand increased $5.1 million, or 4%, for the three months ended December 31, 2018, compared to the same period in 2017. The increase in total revenues was primarily driven by higher equipment sales in the period. Service revenues decreased by $2.3 million, or 3%, for the three months ended December 31, 2018, primarily as a result of the following:

  Postpaid revenues increased by $0.7 million, or 2%. Excluding the impact of foreign currency exchange, postpaid revenues increased by $2.3 million, or 6%, driven by a 9% increase in ending postpaid subscribers, partially offset by a 2% decline in postpaid ARPU under local currency;
  Prepaid revenues decreased by $1.7 million, or 7%. Excluding the impact of foreign currency exchange, prepaid revenues declined by $0.8 million, or 4%, due primarily to a lower prepaid subscriber base;
  Wireline service revenues increased $1.4 million, or 10%. Excluding the impact of foreign currency exchange, wireline service revenues increased $1.9 million or 14% driven by the 19% growth in ending wireline subscribers; and
  Roaming revenues declined by $1.5 million, or 77% as a result of a decline in roamer traffic on our network.

Adjusted EBITDA

Our Adjusted EBITDA in New Zealand increased by $4.9 million, or 24%, compared to the fourth quarter of 2017. The increase in Adjusted EBITDA was primarily the result of a reduction in certain operating costs as follows:

  Cost of service declined $2.1 million, or 7%, primarily due to a $1.2 million decline in roaming interconnection costs related to a decline in roaming traffic and a $1.1 million foreign currency benefit;
  Sales and marketing declined $1.3 million, primarily due to a $0.6 million impact of foreign currency exchange, coupled with a decrease in commission expense attributable to normalized acquisition patterns after higher customer incentives in 2017 following our IT transition; and
  General and administrative expenses declined $0.4 million primarily as a result of a foreign currency exchange benefit. Excluding the impact of foreign currency, general and administrative expenses modestly increased due to an increase in loss on sales of EIP receivables of $1.8 million, an increase in salaries, wages and bonus expense of $1.2 million, an increase in consulting and professional service fees of $1.0 million and other increases in expenses that individually were not significant, which were substantially offset by a $4.1 million decrease of bad debt expense.

Capital Expenditures

The $1.2 million or 7%, increase in capital expenditures in the fourth quarter of 2018, compared to the fourth quarter of 2017, was primarily due to the timing of network expansion projects, LTE network overlay and software development enhancements. LTE now covers 99% of our network.

Bolivia

Financial Results

		Three Months Ended December 31,			Twelve Months Ended December 31,
		(unaudited)
	(US dollars in millions unless otherwise noted)	2018	2017	% Chg	2018	2017	% Chg

	Revenues
	Wireless service revenues	55.8	58.1	(4%)	234.4	252.0	(7%)
	Non-subscriber ILD and other revenues	0.5	0.5	(9%)	2.0	2.7	(26%)
	Total service revenues	56.3	58.6	(4%)	236.3	254.7	(7%)
	Equipment sales	2.2	0.6	282%	4.6	3.7	23%
	Total revenues	58.5	59.2	(1%)	240.9	258.4	(7%)

	Adjusted EBITDA	13.4	15.4	(13%)	65.5	76.5	(14%)
	Adjusted EBITDA margin(1)	23.9%	26.3%	n/m	27.7%	30.0%	n/m

	Capital expenditures(2)	7.5	19.9	(63%)	29.7	37.2	(20%)
	Capital intensity	13%	34%	n/m	13%	15%	n/m

Subscriber Results

		Three Months Ended December 31,			Twelve Months Ended December 31,
		(unaudited)
	(Thousands unless otherwise noted)	2018	2017	% Chg	2018	2017	% Chg

	Postpaid
	Gross additions	12.0	9.4	28%	55.2	50.2	10%
	Net (losses)	(9.5)	(2.1)	(348%)	(4.1)	(3.8)	(10%)
	Total postpaid subscribers	336.7	340.9	(1%)	336.7	340.9	(1%)
	Prepaid
	Net additions (losses)	(58.3)	92.4	(163%)	(164.6)	(10.2)	n/m
	Total prepaid subscribers	1,634.1	1,798.7	(9%)	1,634.1	1,798.7	(9%)
	Total wireless subscribers(3)	2,028.4	2,200.8	(8%)	2,028.4	2,200.8	(8%)

	Monthly blended wireless ARPU ($, not rounded)	9.02	8.98	0%	9.24	9.51	(3%)
	Monthly postpaid wireless ARPU ($, not rounded)	21.99	22.38	(2%)	22.68	23.28	(3%)
	Monthly prepaid wireless ARPU ($, not rounded)	6.01	6.03	(0%)	6.24	6.56	(5%)
	Blended wireless churn	7.3%	6.1%	n/m	8.1%	6.0%	n/m
	Postpaid churn	2.1%	1.6%	n/m	1.8%	1.7%	n/m
	n/m - not meaningful
	Notes:
(1)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)	Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.
(3)	Includes public telephony and other wireless subscribers.

Revenues

Our total revenues in Bolivia decreased slightly for the three months ended December 31, 2018, compared to the same period in 2017. Total service revenues declined by $2.3 million, or 4%, due primarily to lower voice revenues which were partially offset by higher data revenues. The decline in service revenues was offset by an increase in equipment revenues as a result of a new handset financing program available to certain postpaid customers. As of December 31, 2018, LTE adoption increased to 739 thousand subscribers and now represents 38% of the mobile subscriber base compared to 20% as of the prior year end. Continued strong growth of LTE users has been the primary driver for the overall increase in data consumption; however, competitive pressure in the market has resulted in reduced data pricing that more than offset the positive impact of growth in data consumption.

Adjusted EBITDA

Adjusted EBITDA in Bolivia decreased 13% in the fourth quarter of 2018 compared to the fourth quarter of 2017, due to the decrease in total revenues, coupled with a $1.0 million increase in operating expenses, largely due to the following:

  Cost of service decreased by $1.0 million, or 4%, primarily due to reduced voice and SMS interconnection costs coupled with lower site maintenance costs relating to renegotiation of maintenance and support contracts;
  Sales and marketing increased by $0.7 million, or 8%, due to an increase in advertising and promotions costs in connection with new promotions launched during the quarter; and
  General and administrative expenses increased by $0.8 million, or 9%, due primarily to a government-mandated bonus triggered when Bolivia’s annual GDP exceeds the stated target;
  Cost of equipment sales increased by $0.8 million, or 30%, primarily due to an increase in device sales during the fourth quarter of 2018.

Capital Expenditures

Capital expenditures decreased $12.5 million or 63%, in the fourth quarter of 2018 compared to the fourth quarter of 2017, primarily due to the timing of LTE investments in 2018. At December 31, 2018, 90% of our network in Bolivia was overlaid with LTE, compared to 70% of LTE-enabled sites a year ago.

Review of Consolidated Performance

		Three Months Ended December 31,			Twelve Months Ended December 31,
		(unaudited)
	(US dollars in millions except per unit data)	2018	2017	% Chg	2018	2017	% Chg

	Consolidated Adjusted EBITDA (1)	37.0	32.9	12%	144.7	150.4	(4%)
	Consolidated Adjusted EBITDA margin(1)	26.6%	22.9%	n/m	25.1%	25.1%	n/m

	(Deduct) add:
	Finance costs(2)	(12.2)	(11.1)	(11%)	(50.1)	(66.4)	25%
	Change in fair value of warrant liability	0.3	5.6	(95%)	6.4	9.1	(30%)
	Depreciation, amortization and accretion	(27.0)	(27.1)	0%	(111.9)	(106.9)	(5%)
	Income tax expense	0.0	(1.0)	104%	(4.9)	(8.2)	40%
	Other(3)	(2.3)	(1.6)	(43%)	(15.9)	(8.0)	(99%)
	Net loss(4)	(4.2)	(2.4)	(78%)	(31.7)	(30.1)	(6%)
	n/m - not meaningful
	Notes:
(1)	These are non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)	Finance costs includes Interest Expense and Debt Modification and Extinguishment Costs. For a description of these costs, see "Finance Costs" below.
(3)	Other includes the following: Equity-based compensation, Loss on disposal and abandonment of assets, Acquisition and other nonrecurring costs and Other, net.
(4)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations has been replaced with Net loss.

Earnings per share

	Three Months Ended December 31,		Twelve Months Ended December 31, 2018	Period February 7, 2017 through December 31, 2017
	(unaudited)
(US dollars in millions except per unit data)	2018	2017

Net (loss) income attributable to Trilogy International
Partners Inc.	($3.9)	$0.3	($20.2)	($15.3)

Weighted Average Common Shares Outstanding:
Basic	54,983,943	50,037,850	53,678,914	44,692,369
Diluted	54,983,943	84,818,304	82,193,501	81,750,658

(Loss) income Per Share:
Basic	($0.07)	$0.01	($0.38)	($0.34)
Diluted	($0.07)	($0.03)	($0.39)	($0.41)

Finance costs

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2018	2017	% Chg	2018	2017	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	3.9	2.6	47%	12.3	10.7	14%
Bolivia	0.1	0.2	(58%)	0.8	0.8	(6%)
Corporate	8.3	8.2	1%	32.9	48.2	(32%)
Total interest on borrowings	12.2	11.1	11%	45.9	59.8	(23%)

Debt modification and extinguishment costs	-	-	0%	4.2	6.7	(37%)
Total finance costs	12.2	11.1	11%	50.1	66.4	(25%)

Interest expense

Interest expense increased $1.2 million and decreased $13.8 million for the three and twelve months ended December 31, 2018, respectively, compared to the same periods in 2017, primarily due to the refinancing and repayment of the 13.375% Trilogy LLC senior secured notes due 2019 (the “Trilogy 2019 Notes”) in the aggregate principal amount of $450 million. In May 2017, Trilogy LLC issued 8.875% senior secured notes due 2022 (the “Trilogy 2022 Notes”) in the aggregate principal amount of $350 million and used the proceeds thereof, together with cash on hand, to repay the Trilogy 2019 Notes. This refinancing and repayment had the effect of reducing annualized interest costs from approximately $60 million to approximately $31 million.

Debt modification and extinguishment costs

TIP Inc. did not incur any debt modification costs during the three months ended December 31, 2018 and 2017. Debt modification and extinguishment costs decreased by $2.5 million for the year ended December 31, 2018, compared to the year ended December 31, 2017.

Change in fair value of warrant liability

As of February 7, 2017 in connection with the completion of the Arrangement, TIP Inc.’s issued and outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statement of Operations. The change in fair value of the warrant liability was due to changes in the trading price of warrants. For the three and twelve months ended December 31, 2018, the non-cash gain decreased $5.3 million and $2.7 million, respectively, compared to the same periods in 2017.

Depreciation, amortization and accretion

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2018	2017	% Chg	2018	2017	% Chg

New Zealand	15.6	15.6	0%	66.2	60.8	9%
Bolivia	11.2	11.5	(2%)	45.1	45.9	(2%)
Corporate	0.2	0.1	249%	0.6	0.2	247%
Total depreciation, amortization and accretion	27.0	27.1	(0%)	111.9	106.9	5%

Depreciation, amortization and accretion decreased $0.1 million and increased $5.0 million for the three and twelve months ended December 31, 2018, respectively, compared to the same periods in 2017, primarily due to current and prior expenditures for LTE network overlay and software development enhancements.

Income tax expense

Income tax expense declined $1.1 million and $3.3 million for the three and twelve months ended December 31, 2018, respectively, compared to the same periods in 2017, primarily due to lower pre-tax earnings in Bolivia.

Other

Other expenses increased $0.7 million and $7.9 million for the three and twelve months ended December 31, 2018, respectively, compared to the same periods in 2017. This increase was primarily driven by a $4.5 million fine in Bolivia accrued in September 2018 related to a network outage that occurred in 2015. For additional information, see Note 16 – Commitments and Contingences to the Company’s Consolidated Financial Statements.

Managing our Liquidity and Financial Resources

As of December 31, 2018, the Company had approximately $43.9 million in cash and cash equivalents of which $12.1 million was held by 2degrees, $27.0 million was held by NuevaTel, and $4.8 million was held at headquarters and others. The Company also had approximately $2.0 million in short-term investments at corporate headquarters and $13.4 million of available capacity on the line of credit facility in New Zealand as of December 31, 2018. Cash and cash equivalents decreased $3.2 million since December 31, 2017, primarily driven by purchase of property and equipment in 2018, partially offset by inflows provided by the ongoing operations of the business.

In November 2019, the license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire. NuevaTel expects to renew the license and estimates that a payment of approximately $25 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from the proceeds of the sale and leaseback of certain NuevaTel network tower assets (described below).

In December 2018, NuevaTel entered into an $8.0 million debt facility with Banco Nacional de Bolivia S.A. NuevaTel drew down the $8.0 million debt facility in two $4.0 million advances that occurred in December 2018 and January 2019.

In February 2019, NuevaTel entered into an agreement to sell approximately 600 of NuevaTel’s towers to a Bolivian subsidiary of Phoenix Tower International (“PTI”) for expected cash proceeds of approximately $100 million. The transaction will close in stages as conditions to close are satisfied for the towers. The initial closing was completed in February 2019 for 400 towers and resulted in cash consideration of approximately $65 million. We expect to complete the remainder of the closings during 2019.

The towers subject to the transaction will be leased back to NuevaTel by PTI in connection with a multi-year agreement between the parties which establishes an initial tower lease term of 10 years with certain optional 5 year renewals.

Operating, investing and financing activities

	Twelve Months Ended December 31,
(US dollars in millions)	2018	2017	% Chg

Net cash provided by (used in):
Operating activities	74.6	65.0	15%
Investing activities	(61.5)	(119.2)	48%
Financing activities	(15.9)	79.9	(120%)
Net (decrease) increase in cash and cash equivalents	(2.8)	25.7	(111%)

Operating activities

Cash flow provided by operating activities increased by $9.6 million for the year ended December 31, 2018 compared to the same period in 2017. This change was mainly due to a $17.9 million reduction in interest paid, net of capitalized interest, due to a partial repayment in February 2017 and the refinancing in May 2017 of the Trilogy 2019 Notes. This change was partially offset by an increase in EIP receivables driven by a higher volume of EIP receivables added in 2018 as compared to 2017.

Investing activities

Cash flow used in investing activities decreased by $57.7 million for the year ended December 31, 2018 compared to the same period in 2017. This decrease was primarily due to lower purchases of short-term investments and an increase in maturities and sales of short-term investments in 2018. Further, spending for capital expenditures in Bolivia in 2018 was lower due to the timing of 4G LTE investments in 2018.

Financing activities

Cash flow used in financing activities increased by $95.8 million for the year ended December 31, 2018 compared to the same period in 2017. This change was primarily due to the proceeds from the equity issuance that occurred on February 7, 2017, partially offset by the refinancing, and related costs, in May 2017 of the Trilogy 2019 Notes with the Trilogy 2022 Notes.

Financial Guidance

Performance Against Full Year Guidance

The following table presents the Company’s full-year 2018 guidance and actual results.

	Missed x	Achieved √

	2018 Revised Guidance(1)		2018 Actual	Achievement

New Zealand
Service revenues	Increase of approximately 2%(2)		Increase of 1%(2) (3)	√
Adjusted EBITDA	Increase of 5% to 7%(2)		Increase of 9%(2)	√

Bolivia
Service revenues	Decrease of 9% to 11%		Decrease of 7%	√
Adjusted EBITDA	Decrease of 17% to 20%		Decrease of 14%	√

(1)Based on guidance updated November 7, 2018.
(2)Growth in the above table excludes the impact of foreign exchange rates and accounting changes.
(3)Excluding the impact of the decline in roamer revenues, service revenues in New Zealand increased 2%. Roamer revenues were $4 million in 2018 and $9 million in 2017.

Based on guidance updated November 7, 2018, Capital expenditures in New Zealand were expected to remain consistent with 2017 and in Bolivia were expected to decrease between 25% to 30%. In 2018 as compared to 2017, Capital expenditures in New Zealand increased 1%, excluding the impact of foreign exchange rates, and in Bolivia decreased 20%.

Full Year Guidance

The following table presents the Company’s actual results for the year 2018 and guidance ranges presented as percentages reflecting changes over 2018 actual results. For our New Zealand segment, our guidance and actual results exclude the impact of foreign exchange rates in 2019. Additionally, the Company adopted the new revenue accounting standard on January 1, 2019 (see Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Company’s Consolidated Financial Statements). Thus, 2019 guidance is also presented including the impact of that accounting standard. For 2019, the assessment of our performance against guidance will be calculated including the impact of the new revenue standard.

(in millions)	2018 Actual	2019 Guidance	2019 Guidance with impact of New Revenue Standard(1)

New Zealand(2)
Service revenues	$339.4	Increase of 2% to 4%	Increase of 1% to 3%
Adjusted EBITDA	$90.4	Increase of 6% to 8%	Increase of 15% to 17%

Bolivia(3)
Service revenues	$236.3	Decrease of 7% to 11%	Decrease of 9% to 13%
Adjusted EBITDA	$65.5	Decrease of 35% to 40%	Decrease of 29% to 34%

(1)The impact on guidance under the new revenue standard as it relates to service revenues primarily reflects the reallocation of revenue from service revenues to equipment sales. The impact on guidance under the new revenue standard as it relates to Adjusted EBITDA primarily reflects the deferral and amortization of commissions paid to acquire postpaid and prepaid service contracts.
(2)Excludes the impact of foreign exchange rate for New Zealand.
(3)Bolivia 2019 guidance ranges are expected to be impacted by the $100 million tower sale transaction announced in the first quarter of 2019, whereby operating expenses will increase by approximately $8 million on an annualized basis. Additionally, it is expected that the competitive conditions of the fourth quarter of 2018 will persist through 2019.

Consolidated capital expenditures for the full year 2019 are expected to be substantially consistent with 2018, on an absolute dollar basis.  In addition to our guidance of baseline consolidated capital expenditures, the Company may also evaluate incremental uses of capital. Such incremental projects may include strategic initiatives such as additional national roaming network build in New Zealand and fixed LTE investment in Bolivia which are expected to be partially funded with available borrowing capacity in both markets. In addition to the aforementioned capital expenditures, Bolivia expects to make a payment of approximately $25 million for spectrum renewal in 2019.

The above table outlines guidance ranges for selected full year 2019 consolidated financial metrics. These ranges take into consideration our current outlook and our actual results for 2018. The purpose of the financial outlook is to assist investors, shareholders and others in understanding certain financial metrics relating to expected 2019 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information” in this press release and "Cautionary Note Regarding Forward-Looking Statements" in our MD&A and in our AIF, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a full year basis, which are consistent with annual full year TIP Inc. board of director approved plans. Any updates to our full year financial guidance over the course of the year would only be made to the guidance ranges that appear above.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with GAAP with several customer-focused performance metrics and non-GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

		Three Months Ended December 31,			Twelve Months Ended December 31,
		(unaudited)
	(US dollars in millions)	2018	2017	% Chg	2018	2017	% Chg

	Net loss(1)	(4.2)	(2.4)	(78%)	(31.7)	(30.1)	(6%)

	Add:
	Interest expense	12.2	11.1	11%	45.9	59.8	(23%)
	Depreciation, amortization and accretion	27.0	27.1	(0%)	111.9	106.9	5%
	Debt modification and extinguishment costs	-	-	0%	4.2	6.7	(37%)
	Income tax expense	(0.0)	1.0	(104%)	4.9	8.2	(40%)
	Change in fair value of warrant liability	(0.3)	(5.6)	95%	(6.4)	(9.1)	30%
	Other, net	0.3	(0.5)	170%	4.7	(1.3)	452%
	Equity-based compensation	0.9	0.9	(5%)	5.9	2.9	105%
	Loss on disposal and abandonment of assets	0.3	0.1	306%	1.3	0.7	97%
	Acquisition and other nonrecurring costs(2)	0.8	1.1	(30%)	4.0	5.8	(31%)
	Consolidated Adjusted EBITDA	37.0	32.9	12%	144.7	150.4	(4%)
	Consolidated Adjusted EBITDA margin	26.6%	22.9%	n/m	25.1%	25.1%	n/m
	n/m - not meaningful
	Notes:
(1)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations has been replaced with Net loss.
(2)	2017 periods primarily include costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publicly traded entity. 2018 periods include costs related to the implementation of the new revenue recognition standard of approximately $2.0 million for the year ended December 31, 2018 among other nonrecurring costs.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income (loss) from quarter to quarter can result from events that are unique or that occur irregularly, such as losses or gains on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with GAAP.

	(US dollars in millions unless otherwise noted, unaudited)	2018				2017
		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Service revenues	139.0	141.0	147.6	148.9	143.5	153.0	151.4	152.2
	Equipment sales	68.0	49.4	50.5	53.8	58.9	38.8	42.1	39.0
	Total revenues	207.0	190.4	198.1	202.7	202.5	191.8	193.5	191.2
	Operating expenses	(198.9)	(184.2)	(193.1)	(200.4)	(198.8)	(184.1)	(182.3)	(179.5)
	Operating income	8.0	6.3	5.0	2.3	3.7	7.7	11.2	11.6
	Interest expense	(12.2)	(11.1)	(11.5)	(11.1)	(11.1)	(11.2)	(18.5)	(19.0)
	Change in fair value of warrant liability	0.3	0.9	2.8	2.3	5.6	-	3.5	-
	Debt modification and extinguishment costs	-	(4.2)	-	-	-	-	(6.7)	-
	Other, net	(0.3)	(4.9)	(0.5)	1.0	0.5	0.5	1.6	(1.2)
	Loss before income taxes	(4.3)	(13.0)	(4.1)	(5.5)	(1.3)	(3.0)	(8.9)	(8.6)
	Income tax benefit (expense)	0.0	(0.9)	(2.2)	(1.8)	(1.0)	(2.6)	(1.8)	(2.7)
	Net loss	(4.2)	(13.9)	(6.3)	(7.3)	(2.4)	(5.6)	(10.8)	(11.3)
	Net loss attributable to noncontrolling interests and prior controlling interest	0.3	5.5	2.9	2.8	2.6	1.4	5.2	5.4
	Net (loss) income attributable to TIP Inc.	(3.9)	(8.4)	(3.4)	(4.5)	0.3	(4.1)	(5.5)	(5.9)
	Net (loss) income attributable to TIP Inc.
	per share:(1)
	Basic	(0.07)	(0.15)	(0.06)	(0.09)	0.01	(0.10)	(0.13)	(0.14)
	Diluted	(0.07)	(0.15)	(0.07)	(0.09)	(0.03)	(0.10)	(0.16)	(0.14)
	Notes:
(1)	For the period from February 7, 2017 through March 31, 2017

Supplementary Information

Consolidated Statements of Operations

	Three Months Ended December 31,		Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2018	2017	2018	2017

Revenues
Wireless service revenues	120.6	125.4	500.3	526.2
Wireline service revenues	15.8	14.4	61.8	57.1
Equipment sales	68.0	58.9	221.6	178.8
Non-subscriber international long distance and other revenues	2.6	3.7	14.4	16.7
Total revenues	207.0	202.5	798.2	778.9

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	48.8	51.9	202.3	214.7
Cost of equipment sales	66.3	61.7	233.8	197.7
Sales and marketing	24.6	25.1	100.6	103.3
General and administrative	31.9	32.9	126.6	121.4
Depreciation, amortization and accretion	27.0	27.1	111.9	106.9
Loss on disposal and abandonment of assets	0.3	0.1	1.3	0.7
Total operating expenses	198.9	198.8	776.6	744.7
Operating income	8.0	3.7	21.6	34.2

Other (expenses) income
Interest expense	(12.2)	(11.1)	(45.9)	(59.8)
Change in fair value of warrant liability	0.3	5.6	6.4	9.1
Debt modification and extinguishment costs	-	-	(4.2)	(6.7)
Other, net	(0.3)	0.5	(4.7)	1.3
Total other expenses, net	(12.3)	(5.0)	(48.4)	(56.1)
Loss before income taxes	(4.3)	(1.3)	(26.8)	(21.9)

Income tax benefit (expense)	0.0	(1.0)	(4.9)	(8.2)
Net loss	(4.2)	(2.4)	(31.7)	(30.1)
Less: Net loss attributable to noncontrolling interest and prior controlling interest	0.3	2.6	11.5	14.7
Net (loss) income attributable to Trilogy International Partners Inc.	(3.9)	0.3	(20.2)	(15.3)

Comprehensive (loss) income
Net loss	(4.2)	(2.4)	(31.7)	(30.1)
Foreign currency translation adjustments	1.6	(1.7)	(6.3)	3.2
Net (loss) gain on derivatives and short-term investments	(0.0)	(0.0)	(0.0)	0.1
Other comprehensive income (loss)	1.6	(1.7)	(6.3)	3.3
Comprehensive loss	(2.7)	(4.0)	(38.1)	(26.8)
Comprehensive (income) loss attributable to noncontrolling interests and prior controlling interest	(0.5)	3.7	15.0	9.9
Comprehensive loss attributable to Trilogy International Partners Inc.	(3.1)	(0.4)	(23.1)	(16.8)

Consolidated Balance Sheets

	December 31,	December 31,
(US dollars in millions)	2018	2017

ASSETS
Current assets:
Cash and cash equivalents	43.9	47.1
Short-term investments	2.0	24.2
Accounts receivable, net	71.9	75.0
Equipment Installment Plan ("EIP") receivables, net	22.2	17.2
Inventory	46.0	21.4
Prepaid expenses and other current assets	12.6	15.8
Total current assets	198.6	200.7

Property and equipment, net	394.8	415.6
License costs and other intangible assets, net	81.0	100.3
Goodwill	9.0	9.5
Long-term EIP receivables	21.2	14.8
Other assets	23.6	20.1
Total assets	728.3	761.0

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	36.7	33.6
Construction accounts payable	26.8	26.3
Current portion of debt	8.3	10.7
Customer deposits and unearned revenue	17.0	20.8
Other current liabilities and accrued expenses	143.4	128.9
Total current liabilities	232.3	220.2

Long-term debt	498.5	496.5
Deferred income taxes	0.7	3.3
Other non-current liabilities	30.4	34.8
Total liabilities	761.9	754.8

Commitments and contingencies

Total shareholders’ (deficit) equity	(33.6)	6.2

Total liabilities and shareholders’ (deficit) equity	728.3	761.0

Consolidated Statements of Cash Flows

	Twelve Months Ended December 31
(US dollars in millions)	2018	2017

Operating activities:
Net loss	(31.7)	(30.1)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	12.8	15.9
Depreciation, amortization and accretion	111.9	106.9
Equity-based compensation	5.9	2.9
Loss on disposal and abandonment of assets	1.3	0.7
Non-cash interest expense, net	3.3	3.5
Settlement of cash flow hedges	(1.4)	(1.6)
Change in fair value of warrant liability	(6.4)	(9.1)
Debt modification and extinguishment costs	4.2	6.7
Non-cash loss from change in fair value on cash flow hedges	1.4	1.6
Unrealized loss on foreign exchange transactions	1.4	1.0
Deferred income taxes	(2.6)	0.5
Changes in operating assets and liabilities:
Accounts receivable	(10.3)	(18.7)
EIP receivables	(14.7)	1.4
Inventory	(25.8)	(0.1)
Prepaid expenses and other current assets	2.4	3.8
Other assets	(4.3)	(3.4)
Accounts payable	3.9	(9.0)
Other current liabilities and accrued expenses	26.6	(5.5)
Customer deposits and unearned revenue	(3.1)	(2.3)
Net cash provided by operating activities	74.6	65.0

Investing activities:
Purchase of property and equipment	(82.9)	(92.4)
Maturities and sales of short-term investments	33.2	23.9
Purchase of short-term investments	(10.9)	(48.1)
Purchase of spectrum licenses and other additions to license costs	(0.7)	(3.3)
Changes in restricted cash and other, net	(0.1)	0.6
Net cash used in investing activities	(61.5)	(119.2)

Financing activities:
Proceeds from debt	343.7	514.5
Payments of debt	(338.8)	(613.5)
Dividends to shareholders and noncontrolling interest	(7.6)	(0.5)
Debt issuance, modification and extinguishment costs	(6.9)	(9.2)
Payment of financed license obligation	(6.2)	(10.4)
Other, net	(0.2)	-
Proceeds from equity issuance, net of issuance costs	-	199.3
Purchase of shares from noncontrolling interest	-	(1.7)
Capital contributions from equity holders	-	1.4
Net cash (used in) provided by financing activities	(15.9)	79.9

Net (decrease) increase in cash and cash equivalents	(2.8)	25.7
Cash and cash equivalents, beginning of period	47.1	21.2
Effect of exchange rate changes	(0.3)	0.2
Cash and cash equivalents, end of period	43.9	47.1

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: that the conditions to the various closings of the tower sales will be satisfied; general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to Trilogy LLC’s and TIP Inc.’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; risks that TIP Inc. may not pay dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of TIP Inc.’s Common Shares price; dilution of TIP Inc.’s Common Shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development